[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 29, 2014

VIA EDGAR

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Apollo Investment Corporation (File No. 333-189817)

Dear Mr. O’Connor:

Electronically transmitted herewith for filing on behalf of Apollo Investment Corporation (the “Company”) is the Company’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended.

The Company represents that the Registration Statement is substantially similar to Pre-Effective Amendment No. 2, filed September 9, 2013, to the Company’s current shelf registration statement (File No. 333-189817) and that the substantive changes made to the disclosure contained in Post-Effective Amendment No. 2 to the Company’s current shelf registration statement are as follows:

•	Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, price range of common stock, the Company’s top ten portfolio companies and industries and other related updates were included in the base prospectus (as of the Company’s fiscal year end March 31, 2014).

•	The Risk Factors section was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

•	The Sales of Common Stock Below Net Asset Value section was revised to show the current ability of the Company, as approved by its shareholders, to issue shares below net asset value. The section is substantively similar to the corresponding section in the Company’s current shelf registration statement.

•	The Business section was revised to show current information about the Company’s investments.

•	The Management section was revised to show current information about the Company’s Directors and Officers.

•	Compensation paid to Directors and Officers was updated.

•	Fees paid to the Company’s investment adviser and its administrator were updated.

•	The Portfolio Companies chart was revised to show information as of March 31, 2014.

•	The tax disclosure was revised slightly.

•	Other minor factual updates.

As such, the Company hereby requests selective review of its Registration Statement. If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou, Esq.

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